EXHIBIT 99.1

Evaxion Reinforces Milestone Timeline and Provides Shareholder Update

COPENHAGEN, Denmark, July 03, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today issued the following letter to shareholders.

Dear Fellow Shareholders of Evaxion,

The first half of 2024 has been off to a very productive start to the year for Evaxion. We have launched our refined strategy, and we are well positioned for value realization via our three-pronged business model focusing on vaccine target discovery collaborations using our core AI-Immunology™ platform (Targets), advancing our pipeline of vaccine candidates (Pipeline) and using our core data and predictive capabilities to develop responder models (Responders). Value realization is being pursued via a multi-partner approach.

In early 2024, we bolstered our cash at hand via completion of a USD 15 million public offering. We were pleased to see MSD GHI (a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA) also participate in this offering, making them our largest shareholder.

Within the Target part of our strategy, in February we announced the successful completion of the initial phases of the ongoing vaccine collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA). The collaboration is on track for completion of the vaccine discovery and early preclinical development part during the second half of the year, and we are excited to be developing a novel vaccine together with one of the world's leading companies in vaccine development and commercialization.

Our R&D Day in March, with a focus on our AI-Immunology™ platform, attracted a lot of attention and we are thrilled to see the interest from potential partners in gaining a deeper understanding of the unique opportunities for discovering, designing, and developing novel vaccines using AI-Immunology™ in partnership with Evaxion.

Within the Pipeline part of our strategy, a key focus for Evaxion during 2024 has been the ongoing personalized EVX-01 Phase 2 trial in metastatic melanoma. We were thrilled to see the first patient completing dosing with EVX-01 in April. This was followed by a presentation of exciting immune data at the ASCO Annual Meeting in early June, showing that the EVX-01 vaccine induced specific and targeted immune responses, with 71% of the administered neoantigens eliciting a T-cell response. This compares favorably to what other companies have shown. We are looking very much forward to the one-year readout from the Phase 2 trial, which is still expected in the third quarter of this year.

Also, within the Pipeline part of our strategy, we are continuing the work on a precision vaccine concept based on a novel source of cancer vaccine targets. This novel precision vaccine concept holds potential to broaden the use of cancer vaccines. We are on track for preclinical Proof-of-Concept in the second half of the year.

Finally, it’s worth mentioning that our ambition of generating business development income in 2024 corresponding to our yearly operational cash burn of USD 14 million remains in place. While there will always be uncertainty as to whether business development discussions materialize in actual agreements and the timing of such agreements, we are encouraged by the strong interest we are seeing from potential partners in both our pipeline assets and our AI-Immunology™ platform. We are fully focused on advancing these business development discussions.

We would like to take this opportunity to wish you all a great summer, and we look forward to continuing strong execution on our three-pronged business model during the second half of 2024. We remain committed to saving and improving lives with AI-Immunology™.

On behalf of the Evaxion team, I would like to thank all our shareholders for the continued support.

Best regards,
Christian Kanstrup, CEO

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech